TENTH AMENDMENT TO PROMISSORY NOTES

This TENTH AMENDMENT TO PROMISSORY NOTES, dated as of December 31, 2010 (this "**Amendment**"), is made by and among GROEN BROTHERS AVIATION, INC., a Utah corporation (the "**Company**") and WESTFORD SPECIAL SITUATIONS MASTER FUND, L.P., a Cayman Islands exempted limited partnership ("**Lender**").

WHEREAS, Lender holds certain Promissory Notes of the Company (as amended, modified, supplemented or restated from time to time, the "**Notes**"), as set forth on Schedule A attached hereto, issued pursuant to that certain Securities Purchase Agreement dated as of July 17, 2007 by and among the Company and Lender (as amended, modified, supplemented or restated from time to time, the "**Purchase Agreement**");

WHEREAS, effective July 1, 2009 Lender assigned a portion of each of the Notes to certain of its affiliates, and in connection with such assignment the Company reissued Notes to Lender reflecting the interests retained by Lender; and

WHEREAS, Lender has agreed to extend the maturity date of each of the Notes.

NOW, THEREFORE, in consideration of the premises and covenants set forth herein, the parties hereto agree as follows:

1. Definitions. Each capitalized term used and not defined herein has the meaning assigned thereto in the applicable Note.

2. Amendment. Effective as of the date hereof, the Maturity Date of each of the Notes (copies of which are attached hereto as Exhibit A) is hereby extended to April 11, 2011.

3. General. The foregoing Amendment is limited as provided herein and does not extend to any other provisions of any Note not specified herein or to any other matter. Each Note as amended hereby is ratified and confirmed and shall continue in full force and effect. This Amendment may be executed in any number of counterparts with the same effect as if the signatures hereto and thereto were upon the same instrument. This Amendment shall be binding upon and inure to the benefit of the Company and its successors and assigns and each Lender and its successors and assigns.

4. Governing Law and Dispute Resolution. This Amendment shall be deemed a contract made under the internal laws of the State of New York and all disputes, claims or controversies arising out of this Amendment, or the negotiation, validity or performance hereof or the transactions contemplated herein, shall be construed under and governed by the laws of such state, without giving effect to its conflicts of laws principles.

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IN WITNESS WHEREOF, the undersigned have duly executed this Amendment effective as of the date first set forth above.

COMPANY:

GROEN BROTHERS AVIATION, INC.

By:

    Name: David Groen
    Title: President & CEO

Address:

2640 West California Avenue, Suite A
Salt Lake City, Utah 84104
ATT: David Groen
Fax: (801) 973-4027

Signature page to Tenth Amendment to Promissory Notes

LENDER:

WESTFORD SPECIAL SITUATIONS MASTER FUND, L.P.

By: Westford Global Asset Management Ltd.
Its: General Partner



By:_____
  Name: Steve G. Stevanovich
  Title: Director

Address:
Grand Rue 3, 6th Floor
Montreux, CH-1820, Switzerland
Facsimile: +41 21 966 79 22

Signature page to Tenth Amendment to Promissory Notes

SCHEDULE A

PROMISSORY NOTES

NOTES:

Holder	Principal Amount	Date of Issue
Westford Special Situations Master Fund, L.P.	$1,122,000.00	July 1, 2009
Westford Special Situations Master Fund, L.P.	$1,122,000.00	July 1, 2009

EXHIBIT A

PROMISSORY NOTES

PROMISSORY NOTE

$1,122,000.00

July 1, 2009
Salt Lake City, Utah

For value received GROEN BROTHERS AVIATION, INC., a Utah corporation having an address at 2640 West California Avenue, Suite A, Salt Lake City, Utah 84104 (the "Borrower"), promises to pay to WESTFORD SPECIAL SITUATIONS MASTER FUND, L.P., a Cayman Islands exempted limited partnership, or its assigns (the "Lender"), the principal sum of ONE MILLION ONE HUNDRED TWENTY-TWO THOUSAND DOLLARS and NO/100 ($1,122,000.00), together with interest, as determined below, on the unpaid principal balance hereof at the rate and at the times set forth herein.

This Promissory Note (the "Note") is issued in connection with the partial assignment to affiliated parties by the Lender of a promissory note originally issued on July 17, 2007 (the "Original Issue Date") to the Lender pursuant to that certain Securities Purchase Agreement (the "Purchase Agreement") dated as of July 17, 2007 by and among the Borrower and the Lender, and is subject to the terms and conditions contained therein. Capitalized terms used but not defined herein shall have the meanings set forth in the Purchase Agreement.

1. **Payment of Interest.** Interest shall accrue on the unpaid principal balance of this Note at the rate of three percent (3.0%) per month, simple interest; *provided* that, notwithstanding the issuance date of this Note, such interest shall be calculated from the Original Issue Date. All accrued and unpaid interest shall be payable on the Maturity Date (as defined below).

2. **Payment of Principal.** The entire outstanding principal balance of this Note, together with all accrued and unpaid interest and all other amounts due hereunder, shall be due and payable on the earliest to occur of (i) the Borrower's next equity financing in which it issues capital stock to institutional investors and receives gross proceeds of at least ten million dollars ($10,000,000) (including amounts in the form of forgiveness or cancellation of indebtedness held by the Lender), and (ii) August 9, 2009 (such earlier date, the "Maturity Date").

3. **Manner of Payment.** All sums payable under this Note shall be paid in lawful money of the United States of America and in immediately available funds. Payments shall be made to the Lender at Grand Rue 3, 6th Floor, Montreux CH-1820, Switzerland (or at such other address or by wire transfer to such account as shall, in either case, be specified by the Lender to the Borrower at least five (5) days prior to the relevant payment date). If any payment under this Note shall become due on a Saturday, Sunday or a bank or legal holiday, such payment shall be due on the next succeeding business day.

4. **Prepayment.** Borrower may, at its option, prepay this Note, in whole or in part, at any time and from time to time, without premium or penalty upon one (1) day prior written notice to Lender.

5. **Late Charges.** If any sum of money required to be paid by the terms of this Note is not paid within ten (10) days after the same becomes due, then the Borrower will pay a late fee equal to five percent (5%) of the overdue payment. The Borrower will pay this late fee promptly, but only once on each late payment.

6.   No Usury. In no contingency or event whatsoever, whether by reason of advancement of the proceeds hereof or otherwise, shall the amount paid or agreed to be paid to Lender for the use, forbearance or detention of money advanced hereunder exceed the highest lawful rate permissible under any law which a court of competent jurisdiction may deem applicable hereto; and, in the event of any such payment inadvertently paid by the Borrower or inadvertently received by Lender, such excess sum shall be, at the Borrower's option, returned to Borrower forthwith or credited as a payment of principal, but shall not be applied to the payment of interest. It is the intent hereof that the Borrower not pay or contract to pay, and that Lender not receive or contract to receive, directly or indirectly in any manner whatsoever, interest in excess of that which may be paid by the Borrower under applicable law.

7.   Miscellaneous.

(i)   This Note may be amended or modified only by an instrument in writing signed by the Borrower and the Lender.

(ii)   All payments under this Note shall be applied first to Collection Costs, next to accrued interest and thereafter to principal.

(iii)   Presentment, demand, protest and other notice of any kind are hereby expressly waived by the Borrower.

(iv)   No delay or omission on the part of the Lender in the exercise of any right or remedy hereunder shall operate as a waiver thereof, and no partial exercise of any right or remedy precludes other or further exercise thereof or the exercise of any other rights or remedy.

(v)   If any provision of this Note is invalid and unenforceable in any jurisdiction, then, to the fullest extent permitted by law, (a) the other provisions hereof shall remain in full force and effect in such jurisdiction and shall be liberally construed in favor of the Lender in order to carry out the purposes of this Note as nearly as may be possible and (b) the invalidity or unenforceability of any provision hereof in any jurisdiction shall not affect the validity or enforceability of such provision in any other jurisdiction.

(vi)   This Note shall be jointly and severally binding upon the Borrower and its successors and assigns.

(vii)   BORROWER HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES THE RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS NOTE AND/OR ANY DOCUMENT EXECUTED IN CONJUNCTION HEREWITH AND/OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENT (WHETHER ORAL OR WRITTEN) OR ACTIONS OF OR BY THE BORROWERS OR THE LENDER.

(viii)   This Note shall be construed in accordance with, and be governed by, the internal laws of the State of Utah, without giving effect to the choice of law principles thereof.

IN WITNESS WHEREOF, the Borrower has caused this Note to be executed the day and year first above written.

GROEN BROTHERS AVIATION, INC.

By _____
Name: David Groen
Title: President & CEO

PROMISSORY NOTE

$1,122,000.00

July 1, 2009
Salt Lake City, Utah

For value received GROEN BROTHERS AVIATION, INC., a Utah corporation having an address at 2640 West California Avenue, Suite A, Salt Lake City, Utah 84104 (the "Borrower"), promises to pay to WESTFORD SPECIAL SITUATIONS MASTER FUND, L.P., a Cayman Islands exempted limited partnership, or its assigns (the "Lender"), the principal sum of ONE MILLION ONE HUNDRED TWENTY-TWO THOUSAND DOLLARS and NO/100 ($1,122,000.00), together with interest, as determined below, on the unpaid principal balance hereof at the rate and at the times set forth herein.

This Promissory Note (the "Note") is issued in connection with the partial assignment to affiliated parties by the Lender of a promissory note originally issued on September 4, 2007 (the "Original Issue Date") to the Lender pursuant to that certain Securities Purchase Agreement (the "Purchase Agreement") dated as of July 17, 2007 by and among the Borrower and the Lender, and is subject to the terms and conditions contained therein. Capitalized terms used but not defined herein shall have the meanings set forth in the Purchase Agreement.

8.   **Payment of Interest.** Interest shall accrue on the unpaid principal balance of this Note at the rate of three percent (3.0%) per month, simple interest; *provided* that, notwithstanding the issuance date of this Note, such interest shall be calculated from the Original Issue Date. All accrued and unpaid interest shall be payable on the Maturity Date (as defined below).

9.   **Payment of Principal.** The entire outstanding principal balance of this Note, together with all accrued and unpaid interest and all other amounts due hereunder, shall be due and payable on the earliest to occur of (i) the Borrower's next equity financing in which it issues capital stock to institutional investors and receives gross proceeds of at least ten million dollars ($10,000,000) (including amounts in the form of forgiveness or cancellation of indebtedness held by the Lender), and (ii) August 9, 2009 (such earlier date, the "Maturity Date").

10.   **Manner of Payment.** All sums payable under this Note shall be paid in lawful money of the United States of America and in immediately available funds. Payments shall be made to the Lender at Grand Rue 3, 6th Floor, Montreux CH-1820, Switzerland (or at such other address or by wire transfer to such account as shall, in either case, be specified by the Lender to the Borrower at least five (5) days prior to the relevant payment date). If any payment under this Note shall become due on a Saturday, Sunday or a bank or legal holiday, such payment shall be due on the next succeeding business day.

11.   **Prepayment.** Borrower may, at its option, prepay this Note, in whole or in part, at any time and from time to time, without premium or penalty upon one (1) day prior written notice to Lender.

12.   **Late Charges.** If any sum of money required to be paid by the terms of this Note is not paid within ten (10) days after the same becomes due, then the Borrower will pay a late fee equal to five percent (5%) of the overdue payment. The Borrower will pay this late fee promptly, but only once on each late payment.

13.   No Usury. In no contingency or event whatsoever, whether by reason of advancement of the proceeds hereof or otherwise, shall the amount paid or agreed to be paid to Lender for the use, forbearance or detention of money advanced hereunder exceed the highest lawful rate permissible under any law which a court of competent jurisdiction may deem applicable hereto; and, in the event of any such payment inadvertently paid by the Borrower or inadvertently received by Lender, such excess sum shall be, at the Borrower's option, returned to Borrower forthwith or credited as a payment of principal, but shall not be applied to the payment of interest. It is the intent hereof that the Borrower not pay or contract to pay, and that Lender not receive or contract to receive, directly or indirectly in any manner whatsoever, interest in excess of that which may be paid by the Borrower under applicable law.

14.   Miscellaneous.

(i)   This Note may be amended or modified only by an instrument in writing signed by the Borrower and the Lender.

(ii)   All payments under this Note shall be applied first to Collection Costs, next to accrued interest and thereafter to principal.

(iii)   Presentment, demand, protest and other notice of any kind are hereby expressly waived by the Borrower.

(iv)   No delay or omission on the part of the Lender in the exercise of any right or remedy hereunder shall operate as a waiver thereof, and no partial exercise of any right or remedy precludes other or further exercise thereof or the exercise of any other rights or remedy.

(v)   If any provision of this Note is invalid and unenforceable in any jurisdiction, then, to the fullest extent permitted by law, (a) the other provisions hereof shall remain in full force and effect in such jurisdiction and shall be liberally construed in favor of the Lender in order to carry out the purposes of this Note as nearly as may be possible and (b) the invalidity or unenforceability of any provision hereof in any jurisdiction shall not affect the validity or enforceability of such provision in any other jurisdiction.

(vi)   This Note shall be jointly and severally binding upon the Borrower and its successors and assigns.

(vii)   BORROWER HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES THE RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED ON, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS NOTE AND/OR ANY DOCUMENT EXECUTED IN CONJUNCTION HEREWITH AND/OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENT (WHETHER ORAL OR WRITTEN) OR ACTIONS OF OR BY THE BORROWERS OR THE LENDER.

(viii) This Note shall be construed in accordance with, and be governed by, the internal laws of the State of Utah, without giving effect to the choice of law principles thereof.

IN WITNESS WHEREOF, the Borrower has caused this Note to be executed the day and year first above written.

GROEN BROTHERS AVIATION, INC.

By _____

Name: David Groen

Title: President & CEO